Veris Gold Corp. Starvation Canyon Update and Market Response

Vancouver, BC – February 14, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to report on the progress of the development of its newest underground mine, Starvation Canyon located in the southern portion of the Jerritt Canyon property in Elko County, Nevada. Jerritt Canyon is a gold producing mine site operated by Veris Gold Corp. USA Inc., a wholly-owned subsidiary of Veris Gold Corp. (“Veris” or the “Company”).

Permitting activities with the State of Nevada were completed in 2011 allowing the Company to begin advancing Starvation Canyon to become a producing underground mine. Development continued throughout January 2013 and to date over 400 meters (1,300 feet) of drifting has been completed. Development of the stope accesses in the ore are in progress and gold grades from initial muck sampling are the same or exceed those as predicted from the block model. To date more than 1,500 tons of ore have been brought to the surface and stockpiled for additional sampling and analysis. The next stage in development, construction of a vent raise and a secondary escapeway, is scheduled to begin in the next ten days and should be completed by mid-March at which time production and ore haulage to the plant will be allowed to commence. The project remains on budget and on schedule and is expected to contribute over 33,000 ounces of gold to 2013 production from Jerritt Canyon operations. Starvation Canyon will be the first new mine in production at Jerritt Canyon since 2004.

The Starvation Canyon Measured and Indicated resources including reserves as of December 31, 2011 are 5.9 kt averaging 0.294 opt containing 1,700 ounces and 519.4kt averaging 0.25 opt containing 130,000 ounces, respectively. This information is referenced in the latest NI 43-101 which can be found here: http://www.verisgold.com/i/pdf/Jerritt_ _43-101_ _Technical_ _Report_ _YE2011.pdf.

The Company’s 2013 exploration plans near Starvation Canyon are still being prioritized, but will likely include drilling at the West Starvation target located adjacent and on trend to the Starvation Canyon resource as highlighted in the Titan-24 direct current induced polarization magnetotelluric (DC-IP-MT) ground geophysical survey conducted in 2011.

The Company also wishes to comment on the share price decline over the past several months which has raised concerns amongst our investors. Volatile stock market conditions, particularly for junior mining producers, and continued concern for the global economy have no doubt contributed to the decline. There has also been a higher than normal volume of small block trading in the shares of the Company and we are actively investigating this specific issue to see if it is significant. However, Veris management is unaware of any specific reason, other than these continuing general market conditions and market trading influences unrelated to the Company’s current operations, for the recent decline in the share price as there have been no events or material changes in the affairs of the Company to support the decline.

Management believes that with the positive cash flows from operations, funds raised from the recent financing and the negotiations successfully completed on previously maturing forward gold loans (now maturing in June 2013 and January 2014), the Company has adequate capital to fund the development of Starvation Canyon and any remaining environmental capital or mill improvements required to continue optimizing existing operations.

In the next few days the Company, having successfully met the performance criteria required during the 18 month period following the closing of the Deutsche Bank Gold Forward Facility, will also be in receipt of $8 million of funds previously set aside under that agreement. The progress made on production from Starvation Canyon and the test work completed to date on potential toll milling opportunities will significantly improve the overall valuation of the Company and the free cash flow from the operations.

Mr. Randy Reichert, Co-Chief Executive Officer and Chief Operations Officer of Veris Gold Corp, commented, "The Company continues to take substantial steps in advancing the current business plan, adding further high grade ore to the roaster operations at Jerritt Canyon from Starvation Canyon and securing key toll milling contracts that will improve the free cash flow significantly. In the meantime, the Company is continuing the focus on reducing costs at Jerritt Canyon and optimizing the processing facility. We are proud of exceptional progress our teams have made to bring this mine into production.”

Mr. Shaun Heinrichs, Co-Chief Executive Officer and Chief Financial Officer of Veris Gold Corp, added, “We are pressing forward with opportunities to enhance shareholder value and remain focused on bringing new interest into the Company. Our strategy continues to involve pursuing a listing on the NYSE MKT which we believe will increase the shareholder base and improve the trading volume in the Company’s common shares, however, this plan is currently on hold due to the current share price falling below $2, a key quantitative criteria to list on the NYSE MKT. As soon as Veris’ share price improves, and such improvement is sustained for a period of time, Veris will proceed with its US listing on the NYSE MKT.”

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to cashflows from production, the timing for the completion of development at Starvation Canyon and in production date, as well as plans for listing of the Company’s Securities on the NYSE MKT are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks related both to the operation of Jerritt Canyon and listing on the NYSE MKT. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.